SYNERGY RESEARCH GROUP, INC.


Science Dynamics Corporation
Attn:  Peggy Wargo
1919 Springdale Road
Cherry Hill, NJ 08003


Dear Peggy,

This is written permission for Science Dynamic Corporation
(SciDyn) to publish the following statements as quotes from Synergy Research Group in public documents including SEC filing:

"The market while still small, is beginning to take off. A recent study shows the market grew from $34.1 million in 1999 to $268 million in 2000, but it was still just a tiny piece of the $20 billion traditional phone system market, according to technology consultants Synergy Research Group.

The Net-based phone market will eat into the traditional voice equipment market within five years, growing to $532 million this year and $3.8 billion by 2005, according to the Synergy report.

Cisco and 3Com, which entered the market in 1998 by
acquiring start-up companies, have captured most of the
revenue, with Cisco leading the way with 40 percent,
followed by 3Com with 15 percent, according to Synergy
Research Group's Q1 2001 market research report.  With
rapid growth expected in the market, telecommunications
equipment makers that have built the traditional phone
systems, called PBXs, can't ignore the Net-based phone
systems, analysts say.  Lucent Technologies' spinoff
Avaya, Nortel Networks, Alcatel and others initially
entered the market by creating hybrid technologies that
combined internet technology with traditional voice
products.   Now they are in various stages of releasing
Net-based phone systems; analysts say. For example, Avaya began selling its Net phone system in late November, "Clearly, this is something Alcatel, Nortel and Siemens
(and others) have to pay attention to because phone system are a significant cash cow for their business," said
Synergy Founder and Principal Analyst Jeremy Duke, "It's taking a chunk out of their business."

Please let me know if you need further assistance.

/s/ KELLY GROMMES

Kelly Grommes

Director of Marketing/Sales